Exhibit 21.1

Subsidiaries of Seadrill Partners LLC

Subsidiary	Jurisdiction of Formation
Seadrill Operating GP LLC	Republic of the Marshall Islands
Seadrill Operating LP	Republic of the Marshall Islands
Seadrill Opco Sub LLC	Republic of the Marshall Islands
Seadrill Capricorn Holdings LLC	Republic of the Marshall Islands
Seadrill Capricorn Ltd.	United Kingdom
Seadrill US Gulf LLC	Delaware
Seadrill Mobile Units (Nigeria) Ltd.	Nigeria
Seadrill Deepwater Drillship Ltd.	Cayman Islands
Seadrill Canada Ltd.	Newfoundland
Seadrill China Operations Ltd.	Luxembourg
Seadrill Vencedor Ltd.	Bermuda